UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 9, 2014

Commission File Number: 001-36506

PERFORMANCE SPORTS GROUP LTD.

(Translation of Registrant’s name into English)

100 Domain Drive, Exeter, NH 03833-4801

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-Kin paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Number	Description

99.1	Press Release, dated October 9, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SPORTS GROUP LTD.
(Registrant)

Date: October 10, 2014	/s/ AMIR ROSENTHAL
	Name:	Amir Rosenthal
	Title:	Chief Financial Officer, Executive Vice President Finance & Administration and Treasurer